WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020

The following management discussion and analysis of Western Copper and Gold Corporation (together with its subsidiaries, "Western" or the "Company") is dated July 27, 2020, and provides an analysis of the Company's results of operations for the three and six months ended June 30, 2020.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance.  The information should be read in conjunction with Western's condensed interim consolidated financial statements for the three and six months ended June 30, 2020, and Western's audited consolidated financial statements for the year ended December 31, 2019, and the notes thereto prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.  The Company's accounting policies are described in note 3 to the audited consolidated financial statements for the year ended December 31, 2019.  All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Western is listed on the Toronto Stock Exchange ("TSX") and the NYSE American under the symbol WRN. Additional information relating to the Company, including the Company's Annual Information Form for the year ended December 31, 2019 ("AIF"), is filed with Canadian regulators on SEDAR at www.sedar.com.  This information, along with Western's annual report on Form 40-F, filed with the United States Securities and Exchange Commission (the "SEC"), is also available at edgar.sec.gov/edgar.shtml.

The operations of the Company are speculative due to the high-risk nature of the mining industry.  Western faces risks that are generally applicable to its industry and others that are specific to its operations.  Certain key risks affecting the Company's current and future operations are discussed in its AIF and Form 40-F.  This list is not exhaustive.  Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company's operations.  Such risk factors could materially affect the value of the Company's assets and future operating results, and could cause actual results to differ materially from those described in the forward looking statements contained in this management discussion and analysis.  Reference is made to the discussion of forward-looking statements at the end of this document.

DESCRIPTION OF BUSINESS

Western Copper and Gold Corporation and its wholly-owned subsidiary, Casino Mining Corp. ("Casino Mining"), are focused on advancing the Casino project ("Casino" or "Casino Project") and the Canadian Creek property ("Canadian Creek") towards production.  Both Casino and Canadian Creek are located in Yukon, Canada and the Casino Project hosts one of the largest undeveloped copper-gold deposits in Canada.

CORPORATE DEVELOPMENT

Private Placement

On June 1, 2020, the Company completed a non-brokered private placement of flow-through common shares (the "FT Shares").  The Company issued a total of 4,000,000 FT Shares at a price of $1.12 per FT Share for aggregate gross proceeds of $4,480,000.  Issuance costs related to the private placement totaled $74,656.

On February 28, 2020, the Company completed a private placement, wherein strategic investor and director Michael Vitton purchased 3,000,000 units at a price of $0.65 per unit for gross proceeds of $1.95 million.  Each unit consists of one common share of the Company and half of one warrant (each whole warrant, a "Warrant").  Each Warrant entitles the holder to purchase one additional share at a price of $0.85 until February 28, 2025.

1

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

Director Changes

Mr. Michael Vitton was elected to the board of directors at the Company's recent Annual General Meeting ("AGM") held on June 10, 2020.  Longtime board member Robert Gayton did not stand for re-election at this year's AGM.

Mr. Vitton is the former Executive Managing Director, Head, US Equity Sales, Bank of Montreal Capital Markets (BMO Capital Markets) where he originated and placed more than USD $200 billion through public and secondary offerings and M&A transactions across all sectors.

Mr. Vitton was the co-founder of MMX Minerals e Metalicos SA (Brazil) ("MMX") and LLX Logistica SA (Brazil). MMX sold Minas Rio and Amapa assets to Anglo American Corporation for USD $5.5 billion in cash in December 2008, returning USD $8.8 billion in cash or stock distributions to MMX shareholders, offering six times return from IPO. LLX Logistica (Acu Port) was sold to EIG (Energy Infrastructure Group). Additionally, he co-founded Petro Rio SA, one of the leading Brazilian public oil and gas producers, producing over 35,000 bbls per day.

Recently, Mr. Vitton acted as seed investor and capital markets advisor to Newmarket Gold Inc., which was sold to Kirkland Lake Gold Ltd. for CAD $ 1 billion, combining to form a CAD $2.4 billion company. He acted as investor and capital markets advisor to ASX-listed Gold Road Resources Ltd., raising AUD $57 million, and bringing the Gruyere gold mine into production jointly with Gold Fields SA. He currently acts as advisor to Cardinal Resources Ltd.  Mr. Vitton is a partner and member of P5 Infrastructure, operating in partnership with EQT Infrastructure/CMA CGM, where EQT Infrastructure/P5 Infrastructure acquired 90% of Global Gateway South Terminal, a deep sea terminal in Long Beach Harbor, CA.

Mr. Vitton is a graduate of the University of Michigan Business School, former Seat Holder, NYSE, and former President, New York Society of Metals Analysts.

CASINO PROJECT UPDATE

Updated Resource Estimate

On July 14, 2020, Western reported an updated resource estimate for its wholly owned Casino copper-gold project.  The measured & indicated resource increased to 2.4 billion tonnes, measured & indicated gold increased to 14.5 million ounces plus 6.6 million ounces inferred and measured & indicated copper increased to 7.6 billion pounds plus 3.3 billion pounds inferred.

The new resource estimate is the first estimate since 2010 and includes results from the 2019 drilling campaign, and drilling performed from 2010 through 2012 that was not available when the 2010 model was developed.  It also incorporates an updated geologic model.

The Mill Resource, consisting of the supergene oxide, supergene sulfide, and hypogene zones, increased significantly from the December 2010 estimate (see Table 1).  Measured and indicated Mill Resource tonnes increased 106% from the prior estimate to 2.2 billion tonnes, primarily due to the upgrade of inferred resource to indicated.  Copper and gold contained in the new measured and indicated estimate also increased significantly to 7.4 billion pounds of copper and 12.7 million ounces of gold.

2

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

Table 1: Mill Resource in 2020 and 2010

July 2020 Mill Resource at $5.70 NSR Cut-Off

Class	Tonnes	Copper	Gold	Moly	Silver	CuEq	Copper	Gold	Moly	Silver
	M	(%)	(g/t)	(%)	(g/t)	(%)	(M lb)	(M oz)	(M lb)	(M oz)
Measured	145.3	0.31	0.40	0.025	2.1	0.74	986	1.9	80.6	9.8
Indicated	2,028.0	0.14	0.17	0.016	1.4	0.33	6,448	10.9	731.0	90.4
M+I	2,173.3	0.16	0.18	0.017	1.4	0.36	7,434	12.7	811.6	100.2
Inferred	1,430.2	0.10	0.14	0.010	1.2	0.24	3,240	6.4	322.8	53.5

December 2010 Combined Supergene Oxide, Supergene Sulfide, and Hypogene Zones at 0.25% CuEQ Cut-Off

Class	Tonnes	Copper	Gold	Moly	Silver	CuEq	Copper	Gold	Moly	Silver
	M	(%)	(g/t)	(%)	(g/t)	(%)	(M lb)	(M oz)	(M lb)	(M oz)
Measured	94	0.34	0.43	0.027	2.21	0.81	695	1.3	56	6.7
Indicated	963	0.19	0.21	0.022	1.66	0.43	3,991	6.6	466	51.3
M+I	1,057	0.20	0.23	0.022	1.71	0.42	4,686	7.9	522	58.0
Inferred	1,696	0.15	0.16	0.019	1.37	0.34	5,440	8.8	720	74.7

The heap leach resource also increased from the 2010 estimate and is now 217 million tonnes at a gold grade of 0.27 g/t AuEq (see Table 2), containing 1.8 million ounces of gold, 13.3 million ounces of silver, and 167 million pounds of copper.

Table 2: Heap Leach Resource at $5.46 NSR Cut-Off

Class	Tonnes	Copper	Gold	Silver	AuEq	Copper	Gold	Silver
	M	(%)	(g/t)	(g/t)	(g/t)	(M lb)	(M oz)	(M oz)
Measured	37.2	0.05	0.45	2.8	0.48	39.3	0.5	3.3
Indicated	180.2	0.03	0.21	1.7	0.23	127.2	1.2	10.0
M+I	217.4	0.03	0.25	1.9	0.27	166.5	1.8	13.3
Inferred	31.1	0.03	0.17	1.7	0.18	17.2	0.2	1.7

The 2020 resource estimate was developed by Independent Mining Consultants, Inc. of Tucson, Arizona ("IMC") and is based on a block model developed by IMC during June 2020.  The Measured, Indicated, and Inferred Mineral Resources reported herein are contained within a floating cone pit shell to demonstrate "reasonable prospects for eventual economic extraction" to meet the definition of Mineral Resources in NI 43-101.

The resources are constrained by a $5.70/t NSR cut-off for the Mill Resource, and $5.46/t NSR cut-off for the Heap Leach Resource.  These values are based on operating costs reported in the January 25, 2013 Casino Project Feasibility Study (the "Feasibility Study"), adjusted for 2020 labour rates, and material and services costs. Metal prices for the Mineral Resource estimate are US$ 2.75 per pound copper, US$ 1500 per ounce gold, US$ 18 per ounce silver and US$ 11 per pound moly.  A conversion of $US 0.75 = C$ 1.00 was used to convert the commodity prices to C$.  Offsite transportation, smelting, and refining charges are also based on those published in the Feasibility Study.

Note that there has been no change to the Mineral Reserves reported in the Feasibility Study.  Please refer to the Company's news release dated July 14, 2020 for more information.

3

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

2020 Drilling and Exploration Program

On June 4, 2020, the Company announced it's 2020 drilling and exploration program.  The 2020 drill program will test the High Gold Zone, Northern Porphyry and Canadian Creek Targets identified by last year's program.  Drilling will be performed by three diamond drill rigs, and will initially consist of 43 holes between 150 metres ("m") and 500 m in depth.

The High Gold Zone was recognized last year during the infill drill program when a number of greater than 2 grams per tonne ("g/t") gold intercepts were found including hole DH19-21 that returned 55.1 g/t gold over 2.97 m at a depth of 147.98 m (see news release dated September 24, 2019).  Additional intercepts include hole DH19-10 that returned 4.78 g/t gold over 1.0 m at a depth of 174.0 m and hole DH19-13 that returned 3.55 g/t gold over 2.0 m at a depth of 129.0 m.  Within the High Gold Zone the drilling is designed to confirm the controls, general continuity and variability of grade in the gold bearing structures. A total of 19 holes will test a 2.0 km length of the gold structures at 10 locations with two "scissor" holes in most cases.

The Northern Porphyry is associated with a satellite intrusive and breccia complex located near the main Casino intrusion and represents a new deposit on the north side of the main Casino deposit.  At surface, the Northern Porphyry appears to be at a higher erosional level in porphyry system than the main Casino deposit and suggests potential for improving copper and gold grades at depth.  The proposed drill program will test the dimensions of the Northern Porphyry at 200 m centres with 12 holes to establish its dimensions and to drill a single deep hole to assess the potential for improving copper and gold grades at depth.

The Canadian Creek drilling will test two primary targets on ground acquired in 2019 referred to as the Casino West extension and the Ana Target.

The Casino West target is an 800 by 500 m area immediately west of the Casino deposit. The four closest historical holes east of the target have leach capping or incipient leaching, weak enrichment and hypogene copper-gold-molybdenum mineralization typical of what is expected at the outer edges of a porphyry copper-gold- molybdenum deposit.  A total of 8 holes are proposed to test the area between the Casino deposit and the closest historical holes to the west.

At the Ana Target, three holes will test for porphyry copper-gold mineralization near surface and at depth. Past exploration shows an untested IP chargeability and copper-in-soil anomaly surrounded by historical holes with moderate to strong propylitic to potassic alteration associated with low levels of copper, gold and molybdenum.  Associated with this peripheral alteration are small bodies of intrusion breccia and Patton Porphyry, both closely associated with mineralization at the Casino deposit.  Many of the logs of the historical drill holes mention late pyrite veining in fault and shear zones.

Drilling is currently underway and is expected to be completed by the end of the third quarter.

COVID-19 Policy

The Company has implemented a COVID-19 Policy to reduce the spread of COVID-19 at its exploration camp, and in the Yukon.  The Company will continue to follow the guidance issued by the Federal and Territorial governments for the operation of remote camps and mining operations.  All policies can be found on the Company's website.

4

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

Permitting

In November 2018, the Company completed the Best Available Tailings Technology ("BATT") Study, a major component of the environmental assessment application for the Casino Project.  The BATT Study was the culmination of an 18-month collaborative process that included participation by First Nations, the Yukon Environmental and Socio-economic Assessment Board ("YESAB") , and the Yukon Government.

Traditional Land Use Studies have now been completed for all First Nations identified by YESAB as being potentially impacted by the Casino Project.  These studies, which took place over the past two years, are central to the assessment of effects of the Casino Project and are therefore a critical step in the completion of the Environmental and Socio-Economic ("ESE") Statement.

The Company has initiated engineering activities to incorporate the outcomes of the BATT Study into the Facility design, but there is no timeline for submission of the ESE Statement.

Infrastructure

In 2017, the Federal and Yukon Governments announced commitments to fund the upgrade for a portion of the existing access road to standards required for the Casino Project, as well as to fund a section of the additional 126 km of new access road to the Casino site.

On April 8, 2019, the Yukon Government and Little Salmon/Carmacks First Nation reached an agreement (the "Agreement") for the first section of the Casino Project access road: the proposed Carmacks Bypass.

This Agreement represents the first project agreement for the Yukon Resource Gateway Project (the "Gateway Project").  The Gateway Project includes funding for upgrading the initial 82 km of the existing access road to standards required for the Casino Project and 30% funding for the additional 126 km of new access road to the Casino site secured through commitments from the Yukon Government and the Federal Government.

The Yukon Government indicated that it recently completed geotechnical investigations on the Carmacks Bypass and engineering is underway with a goal to start construction as soon as possible.  It is also in discussions with the Little Salmon/Carmacks First Nation for an agreement on the remainder of the initial 82 km of the access road.

Exploration and evaluation expenditures

Western's recent activities have focused on exploration and drilling of the Casino Project. Capitalized expenditures for the periods presented were as follows:

For the six months ended June 30,	2020	2019
	$	$
Claims maintenance	25,575	3,760
Engineering	58,521	57,461
Exploration and camp support	958,810	813,926
Permitting	38,398	98,507
Salary and wages	132,379	148,863
Share-based payments	28,978	38,024

TOTAL	1,242,661	1,160,541

5

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

Feasibility Study

On January 7, 2013, the Company released the results of the feasibility study on its Casino Project and subsequently filed the technical report titled "Casino Project, Form 43-101F1 Technical Report Feasibility Study, Yukon, Canada - Revision 1" dated January 25, 2013 (the "Feasibility Study") on SEDAR on February 12, 2013.  The Feasibility Study was prepared for the Company by Conrad Huss, P.E., Thomas Drielick, P.E., Jeff Austin, P.Eng., Gary Giroux, P.Eng., Scott Casselman, P.Geo., Graham Greenaway, P.Eng., Mike Hester, F Aus IMM and Jesse Duke, P.Geo., each a Qualified Person for the purposes of Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). The full text of the Feasibility Study is available under the Company's profile on SEDAR.

Feasibility Study results

Copper Price	US$/lb	3.00
Gold Price	US$/oz	1,400
Molybdenum Price	US$/lb	14.00
Silver Price	US$/oz	25.00
Exchange Rate	C$: 1 US$	0.95

Net Present Value, After-tax, 8% discount	C$ M	1,830
Internal Rate of Return, After-tax	%	20.1
Payback Period	Years	3.0

Royalties and production payments

All claims comprising the Casino Project are subject to a 2.75% net smelter returns royalty (the "NSR Royalty") on the future sale of any metals and minerals derived therefrom.

As part of a separate agreement, Western is required to make a payment of $1 million upon achieving commercial production at the Casino Project.

6

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

SELECTED QUARTERLY FINANCIAL INFORMATION

The following quarterly information has been extracted from the Company's unaudited condensed interim consolidated financial statements.

As at and for the quarter ended	30-Jun-20	31-Mar-20	31-Dec-19	30-Sep-19
	$	$	$	$ (Restated)
Loss and comprehensive loss	425,392	761,094	518,512	122,676
Loss per share - basic and diluted	-	0.01	-	-
Cash and short-term investments	5,974,801	2,809,957	1,641,721	2,507,950
Exploration and evaluation assets	49,617,686	48,724,375	48,375,025	48,093,950
Total assets	55,967,850	51,801,705	50,458,763	50,918,610

As at and for the quarter ended	30-Jun-19	31-Mar-19	31-Dec-18	30-Sep-18
	$ (Restated)	$	$	$
Loss and comprehensive loss	438,364	686,896	664,384	667,710
Loss per share - basic and diluted	-	0.01	0.01	0.01
Cash and short-term investments	5,297,396	3,640,957	4,531,546	5,187,904
Exploration and evaluation assets	43,106,620	42,082,913	41,946,079	41,723,780
Total assets	48,883,659	46,087,857	46,889,013	47,424,908

Items that resulted in significant differences in the quarterly figures presented above are explained in the following narrative.

Loss and comprehensive loss

The scale and nature of the Company's corporate and administrative activity have remained relatively consistent over the periods presented above.  Quarterly fluctuations in loss and comprehensive loss figures have mainly been driven by gains and losses related to foreign exchange and marketable securities, flow-through premium recovery and variances in stock-based compensation expense.

Exploration and evaluation assets

Expenditures incurred by the Company relating to its mineral properties are capitalized.  As a result, the carrying value of exploration and evaluation assets generally increases from period to period.

During the three months ended September 30, 2019, exploration and evaluation assets increased as the Company acquired 311 mineral claims that comprise the Canadian Creek Property and the Company completed field work for its 2019 drill campaign.

Cash, cash equivalents, and short-term investments

Cash is used to fund ongoing operations.  Unless there is a significant financing transaction, total cash, cash equivalents and short-term investments are expected to decrease from one period to the next.

7

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

RESULTS OF OPERATIONS

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
	$	$ (Restated)	$	$ (Restated)
Filing and regulatory fees	35,766	31,583	188,665	181,914
Office and administration	49,048	66,804	111,259	116,572
Professional fees	48,768	27,046	83,545	51,892
Rent and utilities	28,545	34,365	60,089	67,229
Share-based payments	70,998	95,436	166,853	161,276
Shareholder communication and travel	41,743	133,305	124,976	218,869
Wages and benefits	276,532	259,016	573,400	524,296

CORPORATE EXPENSES	551,400	647,555	1,308,787	1,322,048

Foreign exchange loss (gain)	8,125	(285)	7,809	(695)
Interest income	(845)	(15,756)	(5,863)	(40,343)
Flow-through premium recovery	(51,988)	(232,850)	(95,047)	(232,850)
Unrealized loss (gain) on marketable securities	(81,300)	39,700	(29,200)	77,100

LOSS AND COMPREHENSIVE LOSS	425,392	438,364	1,186,486	1,125,260

THREE MONTHS ENDED JUNE 30, 2020

Western incurred a loss of $425,392 (0.00 per common share) for the three months ended June 30, 2020, compared to a loss of $438,364 ($0.01 per common share) over the same period in 2019.  The scale and nature of the Company's administrative activity have remained generally consistent throughout these periods, but a few items led to differences in the comparative figures, as follows:

Professional fees increased by $21,722 during the three months ended June 30, 2020, compared to the same period in 2019 due to a general increase in legal activity.

Share-based payments decreased by $24,438 during the three months ended June 30, 2020, compared to the same period in 2019 due to timing, valuation, and recognition differences relating to the underlying stock option grants.

Shareholder communication and travel decreased by $91,562 during the three months ended June 30, 2020, compared to the same period in 2019 due to limited travel and promotion as a result of the COVID-19 pandemic.

During the three months ended June 30, 2020, the Company recorded a flow-through premium recovery of $51,998 compared to a flow-through premium recovery of $232,850 during the three months ended June 30, 2019.

Differences in the unrealized losses on marketable securities are a result of variances in the share price of the marketable securities held by Western at each period end date.

8

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

SIX MONTHS ENDED JUNE 30, 2020

Western incurred a loss of $1,186,486 ($0.01 per common share) for the six months ended June 30, 2020, compared to a loss of $1,125,260 ($0.01 per common share) over the same period in 2019.  The scale and nature of the Company's administrative activity have remained generally consistent throughout these periods, but a few items led to differences in the comparative figures, as follows:

During the six months ended June 30, 2020, professional fees increased by $31,653 compared to the same period in 2019 due to a general increase in legal activity.

Shareholder communication and travel decreased by $93,893 during the six months ended June 30, 2020, compared to the same period in 2019 largely due to limited travel and promotion as a result of the COVID-19 pandemic.

Wages and benefits increased by $49,104 during the six months ended June 30, 2020, compared to the same period in 2019 as the Company approved and paid employee bonuses related to 2019.

During the six months ended June 30, 2020, the Company recorded a flow-through premium recovery of $95,047 compared to a flow-through premium recovery of $232,850 during the six months ended June 30, 2019.

Differences in the unrealized losses on marketable securities are a result of variances in the share price of the marketable securities held by Western at each period end date.

Restatement of previously issued interim financial statements

In relation to the private placement completed on April 29, 2019, the Company did not recognise flow through premium liability and flow through premium recovery in the condensed consolidated interim financial statements for the three and six months ended June 30, 2019. However, these adjustments were recognised in the audited financial statements for the year ended December 31, 2019.

A summary of the requisite adjustments on the financial statements for the three and six months period ended June 30, 2019 is set forth in the table below:

	Three months ended June 30, 2019	Six months ended June 30, 2019
Loss from operations (as previously reported)	$671,214	$1,358,110
Flow through premium recognised to statement of loss	$(232,850)	$(232,850)
Loss from operations (Restated)	$438,364	$1,125,260
Loss per share (as previously reported)	$0.01	$0.01
Loss per share (Restated)	$0.00	$0.01

	As at June 30, 2019 (as previously reported)	As at June 30, 2019 (as restated)
Share Capital	$114,944,106	$114,081,596
Shareholders' Equity	$48,170,937	$47,308,427

9

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

LIQUIDITY AND CAPITAL RESOURCES

For the six months ended June 30,	2020	2019
	$	$
CASH PROVIDED BY (USED IN)
Operating activities	(1,049,753)	(1,103,405)
Financing activities	6,263,354	3,042,940
Investing activities	(880,521)	(1,188,273)

CHANGE IN CASH AND EQUIVALENTS	4,333,080	751,262

Cash and cash equivalents - beginning	1,641,721	3,026,385

CASH AND CASH EQUIVALENTS	5,974,801	3,777,647

Cash and cash equivalents totaled $5.9 million as at June 30, 2020 (December 31, 2019 - $1.6 million).  Western's net working capital as at June 30, 2020 totaled $5.6 million (December 31, 2019 - $1.6 million).

Western is an exploration stage company.  As at the date of this report, the Company has not earned any production revenue.  It depends heavily on its working capital balance and its ability to raise funds through capital markets to finance its operations.  Although the Company expects that the current working capital balance will be sufficient to fund anticipated operating activities in the next twelve months, it will require significant additional funding to complete the development and construction of the Casino mine.

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company's ability to continue as a going concern is substantially dependent on its ability to raise funds necessary to acquire assets, perform exploration and development activities, and conduct its corporate affairs primarily through the issuance of its common shares. There is a risk that in the future the Company may not be able to raise the capital required to fund operations.

Operating activities

The significant components of operating activities are discussed in the Results of Operations section above.

Financing activities

During the six months ended June 30, 2020, the Company completed private placements for aggregate proceeds of $6.4 million.  During the six months ended June 30, 2019, the Company completed a brokered private placement for aggregate proceeds of $3.35 million.

During the six months ended June 30, 2020, the Company received $12,500 from the exercise of stock options.  During the six months ended June 30, 2019, the Company received $25,000 from the exercise of stock options.

Investing activities

Investing activities include both mineral property expenditures, and purchases and redemptions of short-term investments. Investments with an original maturity of greater than three months are considered short-term investments for accounting purposes.  Purchases and redemptions of short-term investments are mainly driven by cash requirements and available interest rates.

10

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

During the six months ended June 30, 2020, Western spent $881,000 on exploration and evaluation expenditures.  During the six months ended June 30, 2019, Western expended $1.2 million on mineral property activities.

The majority of the mineral property expenditures incurred during the six months ended June 30, 2020, relate to the Company's exploration program.  A summary of activities relating to the Casino Project is available under the Casino Project Update section at the beginning of this report.

OUTSTANDING SHARE DATA

As at the date of this report, the Company has 115,177,668 common shares outstanding. The Company also has 5,708,334 stock options outstanding with exercises prices ranging from $0.50 to $1.20 and 1,500,000 warrants with an exercise price of $0.85.

CONTRACTUAL OBLIGATIONS

The Company must spend $4,480,000 on qualifying Canadian exploration expenditures by December 31, 2021.  Otherwise, Western is required to pay the investors who purchased flow-through shares the difference between the amount of tax they would have realized had the Company incurred all expenditures renounced in March 2021 by December 31, 2021, and the amount that the investors actually realized.  As at June 30, 2020 the Company had incurred $590,519 in qualifying Canadian exploration expenditures and reduced its commitment to $3,889,481.

The Company has no off-balance sheet arrangements, no lease agreements with non-cancellable terms and no long-term obligations other than those described throughout this document, or in the description of exploration and evaluation assets contained in the notes to the consolidated financial statements.

KEY MANAGEMENT COMPENSATION

The Company's related parties also include its directors and officers, who are the key management of the Company.  The remuneration of directors and officers during the periods presented was follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Salaries and director fees	195,796	217,533	454,351	420,825
Share-based payments	61,773	89,771	149,020	138,889

KEY MANAGEMENT COMPENSATION	257,569	307,304	603,371	559,714

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized during the years presented above.

SIGNIFICANT ACCOUNTING ESTIMATES

Use of estimates

The preparation of financial statements in conformity with IFRS requires to exercise judgement in the process of applying its accounting policies and to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.  Differences may be material.

11

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

Exploration and evaluation assets

The carrying amount of the Company's exploration and evaluation assets represents costs net of write-downs and recoveries to date and does not necessarily reflect present or future values.  Recovery of capitalized costs is dependent on successful development of economic mining operations or the disposition of the related mineral properties.

The Company's assets are reviewed for indication of impairment at each balance sheet date.  If indication of impairment exists, the assets' recoverable amount is estimated.  If the assets' carrying amount exceeds the recoverable amount then an impairment loss is recognized in the statement of loss. The Company's review did not identify any indication of impairment.

Environmental site reclamation

The Company has not recognized an amount for environmental site reclamation, however, minimum standards for site reclamation have been established by various governmental agencies that affect certain operations of the Company.  The determination of reclamation costs requires assumptions with respect to future expected costs and legislation in effect at that time.  Changes in these assumptions could have a material effect on the amount required to be recognized as an environmental reclamation provision.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for designing, establishing, and maintaining a system of disclosure controls and procedures.  Disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company is made known to management, particularly during the period in which the annual filings are being prepared and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2019.  As a result of the material weakness identified during the assessment of internal control over financial reporting, as described below, management has also concluded that its disclosure controls and procedures were not effective as at June 30, 2020.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing, establishing, and maintaining a system of internal control over financial reporting ("ICFR") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada.

In making this assessment, the Company's management used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its 2013 Internal Control-Integrated Framework.

The Chief Executive Officer and the Chief Financial Officer assessed the design and the operating effectiveness of the Company's internal control over financial reporting as of December 31, 2019.

Based on that assessment, management concluded that, as at December 31, 2019, the Company's internal control over financial reporting was not effective due to the existence of a material weakness.  A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process.  The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports.  He is also responsible for preparing and reviewing the resulting financial reports.  This weakness has the potential to result in material misstatements in the Company's financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

12

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

Management has concluded, and the audit committee has agreed that taking into account the present stage of Western's development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

There has been no significant change in internal control over financial reporting or in disclosure controls and procedures from January 1 to June 30, 2020 that has materially affected, or is reasonably likely to affect, the Company's internal control over financial reporting or its disclosure controls and procedures.

FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.  The Company has exposure to liquidity, credit, and market risk from the use of financial instruments.  Financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, certain other assets, and accounts payable and accrued liabilities.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due.  The Company uses cash forecasts to ensure that there is sufficient cash on hand to meet short-term business requirements.  Cash is invested in highly liquid investments which are available to discharge obligations when they come due.  The Company does not maintain a line of credit.

Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments.  These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested.  To limit its credit risk, the Company uses a restrictive investment policy.  The Company deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by Canadian governments or by Canadian chartered banks. The carrying amount of financial assets recorded in the financial statements, net of any allowance for losses, represents Western's maximum exposure to credit risk.

Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities.  The Company has no control over these fluctuations and does not hedge its investments.  Marketable securities are adjusted to fair value at each balance sheet date.

13

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

FORWARD-LOOKING STATEMENTS

This management discussion and analysis (“MD&A”) and certain information incorporated by reference in this MD&A contain certain forward-looking statements concerning Western’s strategy, projects, plans or future financial or operating performance.  All statements that are not statements of historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 (“NI 51-102”) of the Canadian Securities Administrators (collectively, "forward-looking statements"). Certain forward looking information may also be considered future-oriented financial information (“FOFI”) as that term is defined in NI 51-102.  The purpose of disclosing FOFI is to provide a general overview of management’s expectations regarding the anticipated results of operations and capital expenditures and readers are cautioned that FOFI may not be appropriate for other purposes. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, “targets”, “plans”, “goals” and similar expressions, or statements that events, conditions or results “will”, “may”, “could”, “should” or “would” occur or be achieved. Such forward-looking statements are set forth, among other places, under the heading “Casino Project Update” and elsewhere in the MD&A and may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results (including projected economic returns, operating costs and capital costs in connection with the Casino Project); cash flow forecasts; exploration results at the Company’s property; budgets; work programs; permitting or other timelines; the Company’s engagement with local communities to manage the COVID-19 pandemic; estimated timing for construction of, and production from, any new projects; strategic plans, including without limitation Western’s strategy and plans in respect of environmental and social governance issues; market price of precious and base metals; expectations regarding future price assumptions, financial performance and other outlook or guidance or other statements that are not statements of historical fact.

Forward-looking statements are necessarily based upon a number of estimates and assumptions, including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material assumptions used to develop the forward-looking statements herein include assumptions that (1) prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates will not change in a materially adverse manner, (2) requisite capital and financing will be available on acceptable terms, (3) equipment and personnel required for permitting, construction and operations will be available on a continual basis, (4) no unforeseen delays, unexpected geological or other effects, equipment failures, or permitting or other delays, and (5) general economic, market or business conditions will not change in a materially adverse manner and as more specifically disclosed throughout this document, and in the AIF and Form 40-F.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other known or unknown factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; the speculative nature of mineral exploration and development; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; changes in project parameters as plans continue to be refined; risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; the benefits expected from recent transactions being realized; failure to comply with environmental and health and safety laws and regulations; risks related to cooperation of government agencies and First Nations in the exploration and development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; uncertainty as to timely availability of permits and other approvals; non-renewal of key licenses by governmental authorities; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in the Company’s credit ratings; the impact of inflation; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company or its affiliates do or may carry on business in the future; risks associated with illegal and artisanal mining; risks associated with new diseases, epidemics and pandemics, including the effects and potential effects of the global COVID-19 pandemic; the possibility that future exploration results will not be consistent with the Company’s expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation and legal and administrative proceedings; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to successfully integrate acquisitions or complete divestitures; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; and other risks and uncertainties disclosed in Western’s AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies. Western also cautions that its 2020 guidance, projections, plans and strategy may be impacted by the unprecedented business and social disruption caused by the spread of COVID-19.

All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A.

Western’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Readers are cautioned that forward-looking statements are not guarantees of future performance.

14

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2020
(Expressed in Canadian dollars, unless otherwise indicated)

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

The MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada as of the date of this MD&A, which differ in certain material respects from the disclosure requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  The definitions of these terms differ from the definitions of such terms for purposes of the disclosure requirements of the SEC and contained in Industry Guide 7 of the SEC.  Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101 and required by NI 43-101 to be used for disclosure of mineral resources.  These terms, however, are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the SEC.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations.  In contrast, the SEC only permits U.S. companies to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained and incorporated by reference into this MD&A that describes the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

15